As filed with the Securities and Exchange Commission on September 1, 2009

Registration No. 333-11688

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares Evidenced by American Depositary Receipts

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BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

Not Applicable

(Translation of issuer's name into English)

Bermuda

(Jurisdiction of incorporation or organization of Issuer)

THE BANK OF NEW YORK MELLON

(Formerly known as The Bank of New York)

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

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The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

It is proposed that this filing become effective under Rule 466

 [X] immediately upon filing

on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.

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EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
1. Name and address of Depositary	Introductory Paragraph
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Article numbers 16 and 17
(iii) The collection and distribution of dividends	Article numbers 12, 15 and 16
(iv) The transmission of notices, reports and proxy soliciting material	Article numbers 11, 16 and 17
(v) The sale or exercise of rights	Article 14
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Article numbers 12 and 18
(vii) Amendment, extension or termination of the deposit agreement	Article numbers 21 and 22
(viii) Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Article numbers 2, 3, 4, 6, 8 and 23
(x) Limitation upon the liability of the Depositary	Article numbers 14, and 19
3. Fees and Charges	Article numbers 7 and 8
Item 2. Available Information
Public reports furnished by issuer.	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

(1)

Form of Deposit Agreement, dated as of April 17, 2000 among Brilliance China Automotive Holdings Limited, The Bank of New York Mellon, as Depositary (the "Depositary"), and all owners and beneficial owners from time to time of American Depositary Receipts ("ADRs") issued thereunder  – Filed previously.

(2)

Any other agreement to which the Depositary is a party relating to the issuance of the depositary shares registered hereby or the custody of the deposited securities represented. – Not applicable.

(4)

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities to be registered. – Filed previously.

(5)

Certification under Rule 466.  – Filed herewith as Exhibit 5.

Item 4.  Undertakings

(a)  The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

(b)  The Depositary hereby undertakes to notify each registered holder of an ADR at least 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The Bank of New York Mellon, on behalf of the legal entity created by the Amended and Restated Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on September 1, 2009.

By:  THE BANK OF NEW YORK MELLON,

        as Depositary

By:

/s/ Joanne F. Di Giovanni

Name: Joanne F. Di Giovanni

Title:   Vice President

SIGNATURES

Pursuant to the requirement of the Securities Act of 1933, Brilliance China Automotive Holdings Limited has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on September 1, 2009.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

By: /s/ WU Xiao

      WU Xiao An

      Chairman

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on September 1, 2009

/s/ QI Yumin

Chief Executive Officer and Director

QI Yumin

(principal executive officer)

/s/ QIAN Zuming

Chief Financial Officer

QIAN Zuming

(principal financial and accounting officer)

/s/ WU Xiao An

Chairman, Director and Executive Vice President

WU Xiao An

/s/ HE Guohua

Director

HE Guohua

/s/ WANG Shiping

Director

WANG Shiping

/s/ LEI Xiaoyang

Director

LEI Xiaoyang

/s/ XU Bingjin

Director

XU Bingjin

/s/ SONG Jian

Director

SONG Jian

/s/ JIANG Bo

Director

JIANG Bo

/s/ Donald J. Puglisi

Authorized Representative in the United States

Donald J. Puglisi

Managing Director

Puglisi & Associates

INDEX TO EXHIBITS

Exhibit

5

Certification under Rule 466